SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                              USX CORPORATION
----------------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)

             Delaware                                  25-0996816
----------------------------------------------------------------------------
(State of Incorporation or Organization)   (IRS Employer Identification No.)

600 Grant Street, Pittsburgh, Pennsylvania                 15219-4776
----------------------------------------------------------------------------
(Address of principal executive offices)                   (Zip Code)


If this form relates to the                If this form relates to the
registration of a class of                 registration of a class of
securities pursuant to                     securities pursuant to
Section 12(b) of the Exchange Act          Section 12(g) of the Exchange Act
and is effective pursuant to               and is effective pursuant to
General Instruction A.(c),                 General Instruction A.(d),
please check the following                 please check the following
box. |X|                                   box. |_|

Securities Act registration statement file number to which this form
relates:           N/A

                                         (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                          Name of each exchange
      Title of each class                 on which each class is
      to be so registered                 to be registered
      -------------------                 ----------------------
      Preferred Stock Purchase            New York Stock Exchange
      Rights (Pursuant to                 Chicago Stock Exchange
      Rights Agreement dated              Pacific Stock Exchange
      as of September 28, 1999)

Securities to be registered pursuant to Section 12(g) of the Act:

                                   None
---------------------------------------------------------------------
                              (Title of Class)



ITEM 1.     DESCRIPTION OF SECURITIES TO BE REGISTERED.

      On September 28, 1999, the Board of Directors of USX Corporation (the "Company") adopted a Stockholder Rights Plan and declared a dividend distribution of (i) one USX-U.S. Steel Group Right (a "Steel Right") for each outstanding share of USX-U.S. Steel Group Common Stock ("Steel Stock") and (ii) one USX-Marathon Group Right (a "Marathon Right" and, together with the Steel Rights, the "Rights") for each share of USX-Marathon Group Common Stock ("Marathon Stock" and, together with the Steel Stock, the "Voting Stock") to stockholders of record at the close of business on October 9, 1999 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Preferred Stock, no par value (the "Preferred Stock"), at a Purchase Price of $110 in cash per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

      Initially, the Marathon Rights and the Steel Rights will be attached to all certificates representing shares of Marathon Stock and Steel Stock, respectively, then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Marathon Rights and the Steel Rights will separate from the certificates representing shares of Marathon Stock and Steel Stock, respectively, and a distribution date ("Distribution Date") will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of Voting Stock representing 15% or more of the outstanding voting power represented by the outstanding Voting Stock of the Company (the "Stock Acquisition Date") other than as a result of the Company's calculation from time to time of the relative voting rights of the Marathon Stock and Steel Stock, repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders, or (ii) 10 business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date,
(i) the Marathon Rights and the Steel Rights will be evidenced by the certificates representing shares of Marathon Stock and Steel Stock, respectively, and will be transferred with and only with such certificates,
(ii) new Marathon Stock and Steel Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Marathon Stock and Steel Stock outstanding will also constitute the transfer of the Marathon Rights and Steel Rights, respectively, associated with the Marathon Stock and Steel Stock represented by such certificate.

      The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 9, 2009, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares (or fractions which are integral multiples of one one-hundredth of a share) of Preferred Stock will be issued.

      As soon as practicable after the Distribution Date, Certificates for Marathon Rights and Steel Rights will be mailed to holders of record of the Marathon Stock and Steel Stock, respectively, as of the close of business on the Distribution Date and, thereafter, the separate Certificates for Marathon Rights and Steel Rights alone will represent the Marathon Rights and Steel Rights, respectively. Except as otherwise determined by the Board of Directors, Rights will be issued in connection with all shares of Voting Stock issued by the Company, including shares of Voting Stock issued upon the exercise of employee stock options or the conversion of convertible securities issued after October 9, 1999 but prior to the Distribution Date.

      In the event that a Person becomes an Acquiring Person, except pursuant to a Qualifying Offer (as defined below), each holder of a Marathon Right or Steel Right (other than the Acquiring Person and certain related parties) will thereafter have the right to receive, upon exercise, Marathon Stock or Steel Stock, respectively (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Marathon Right or Steel Right. However, Rights are not exercisable until such time as the Rights are no longer redeemable by the Company, as set forth below. A "Qualifying Offer" is defined as an all-cash tender offer for all outstanding Marathon Stock and Steel Stock that is fully financed, remains open for a period of at least 45 Business Days, results in the offeror owning shares of Voting Stock representing a majority of the Voting Power as of the day immediately prior to the date of announcement of such offer, assures a prompt second-step acquisition of shares not purchased in the initial offer at the same price as the initial offer and meets certain other requirements.

      For example, at an exercise price of $110 per Right, each Marathon Right or Steel Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $220 worth of Marathon Stock or Steel Stock, respectively (or other consideration, as noted above) for $110. Assuming that the Marathon Stock or Steel Stock, respectively, as the case may be, had a per share value of $55 at such time, the holder of each valid Marathon Right or Steel Right would be entitled to purchase four shares of Marathon Stock or Steel Stock, respectively, for $110.

      In the event that, at any time following the Stock Acquisition Date,
(i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business transaction in which the Company is the surviving corporation and the Voting Stock is changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (other than Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

      Up to and including the tenth business day after the Stock Acquisition Date (subject to extension), the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right payable in stock or cash or any other form of consideration deemed appropriate by the Board of Directors (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      The Board of Directors may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the outstanding and exercisable Marathon Rights and Steel Rights (other than Rights held by the Acquiring Person and certain related parties) for shares of Marathon Stock or Steel Stock, respectively, at an exchange ratio of one share of Marathon Stock or Steel Stock per Marathon Right or Steel Right, respectively (subject to certain anti-dilution adjustments). However, the Board of Directors may not effect such an exchange at any time any Person or group owns Voting Stock representing 50% or more of the Voting Power of the Company then outstanding. Immediately after the Board of Directors orders such an exchange, the right to exercise the Marathon Rights and Steel Rights shall terminate and the holders of Marathon Rights and Steel Rights shall thereafter only be entitled to receive shares of Marathon Stock and Steel Stock, respectively, at the applicable exchange ratio.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Marathon Rights and Steel Rights become exercisable for Marathon Stock or Steel Stock, respectively (or other consideration), of the Company or for common stock of the acquiring company as set forth above.

      Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

      As of August 31, 1999, there were 88,369,115 and 309,137,972 shares of Steel Stock and Marathon Stock, respectively, issued and outstanding and 0 and 0 shares of Steel Stock and Marathon Stock, respectively, in the treasury. As of August 31, 1999, options to purchase 2,630,300 and 4,825,970 shares of Steel Stock and Marathon Stock, respectively, were outstanding. Each share of Steel Stock outstanding at the close of business on October 9, 1999, will receive one Steel Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Voting Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Voting Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. 8,000,000 shares of Preferred Stock are reserved for issuance upon exercise of the Rights.

      The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

      The Rights Agreement, dated as of September 28, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.


ITEM 2.     EXHIBITS.

      1 Rights Agreement, dated as of September 28, 1999, between USX Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, including the Summary of Rights to Purchase Preferred Stock as Exhibit A and the Form of Rights Certificate as Exhibit B. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).


                                 SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 1999           USX CORPORATION


                                    By: /s/ Kenneth L. Matheny
                                       ___________________________
                                       Name:  Kenneth L. Matheny
                                       Title: Vice President & Comptroller


                               EXHIBIT INDEX



 Exhibit   Description                                             Page

    1 Rights Agreement, dated as of September 28, 1999, between USX Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, including the Summary of Rights to Purchase Preferred Stock as Exhibit A and the Form of Rights Certificate as Exhibit B. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).